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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                         COUNTRY STAR RESTAURANTS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   222361 30 5
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                                  Jeremy Peele
                                10 Cavendish Road
                             Hamilton, Bermuda HM 19
                                 (441) 295-5455
     -----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                                 Kenneth S. Witt
                                Freeborn & Peters
                       950 Seventeenth Street, Suite 2600
                             Denver, Colorado 80202
                                 (303) 628-4200

                                February 18, 1998
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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================================================================================
CUSIP No. 222361 30 5                                                        13D
================================================================================
(1)      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Cameron Capital Ltd.
         I.R.S. No.: None
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(2)      CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

         (a)  [  ]
         (b)  [  ]
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(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS (SEE INSTRUCTIONS)

                  OO
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(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                   [   ]
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(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Bermuda
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                                       (7)      SOLE VOTING POWER

                                                         749,589
                                       -----------------------------------------
                                       (8)      SHARED VOTING POWER
NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON                                      0
                                       -----------------------------------------
WITH                                   (9)      SOLE DISPOSITIVE POWER

                                                         749,589
                                       -----------------------------------------
                                       (10)     SHARED DISPOSITIVE POWER

                                                                    0
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(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         749,589
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(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)               [  ]
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.1%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  IV
================================================================================


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ITEM 1:  SECURITY AND ISSUER

                  The Statement relates to the common stock, $.01 par value per share ("Common Stock"), of Country Star Restaurants, Inc. (the "Issuer"), which has its principal executive office at 4929 Wilshire Boulevard, Suite 428, Los Angeles, California 90010.

ITEM 2:  IDENTITY AND BACKGROUND

         (a) This statement is being filed by Cameron Capital Ltd. ("Cameron"). With respect to the Reporting Person, the term "Controlling Person" means, (i) each executive officer and director of Cameron, (ii) each person controlling Cameron, and (iii) each executive officer and director of any corporation or other person ultimately in control of Cameron.

         Cameron is a limited company organized under the laws of Bermuda.

         The four directors of Cameron are:

                  a)       Jeremy Peele
                  b)       Nic Snelling
                  c)       Dudley Cottingham
                  d)       Arthur Morris

         The two executive officers of Cameron are:

                  a)       Jeremy Peele (Chairman and Chief Executive Officer)
                  b)       Nic Snelling (Chief Financial Officer)

                  Cameron is wholly-owned by Cameron Trust, a discretionary trust domiciled in Bermuda (the "Trust"). The sole beneficiary of the Trust is Jeremy Peele, and the trustee of the Trust is Continental Management Ltd., whose directors include Dudley Cottingham and Arthur Morris.

         (b) The address of the principal executive office of Cameron, and the business address of Jeremy Peele and Nic Snelling, is 10 Cavendish Road, Hamilton, Bermuda HM 19. The business address of Dudley Cottingham and Arthur Morris is Century House, Richmond Road, Hamilton, Bermuda.

         (c) The principal business of Cameron is investing in publicly traded securities. The principal occupation of Jeremy Peele is serving as Chairman and Chief Executive Officer of Cameron. The principal occupation of Nic Snelling is serving as Chief Financial Officer of Cameron. The principal occupation of Dudley Cottingham is serving as a director of Continental Management Ltd. The principal occupation of Arthur Morris is serving as a director of Continental Management Ltd. The principal business of Continental Management Ltd. is business management services.

                  The address of the principal business of Cameron, and of the principal place of employment of Jeremy Peele and Nic Snelling, is 10 Cavendish Road, Hamilton, Bermuda HM 19. The address of the principal place of employment of Dudley Cottingham and Arthur Morris is Century House, Richmond Road, Hamilton, Bermuda.

         (d) During the last five years, neither the Reporting Person nor any of the Controlling Persons

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         affiliated with the Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither the Reporting Person nor any of the Controlling Persons affiliated with the Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Jeremy Peele, Nic Snelling, Dudley Cottingham and Arthur Morris are British citizens.

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The Reporting Person received shares of Common Stock, pursuant to a Settlement Agreement and Release, dated February 18, 1998, by and among the Reporting Person, the Issuer and Daniel Rubin ("Rubin"), the Chief Executive Officer of the Issuer (the "Settlement Agreement"). The Reporting Person did not use funds to purchase the Common Stock; instead, the Reporting Person converted part of the outstanding principal balance of the 7.0% Convertible Note of the Issuer, due October 9, 1999 (the "Convertible Note"), owned by it into 670,000 shares (post 1 for 10 reverse split) of Common Stock as set forth in the Settlement Agreement. In addition, pursuant to the Settlement Agreement Cameron received a cash payment of $1.3 million as consideration for its agreement to cancel and surrender the Convertible Note. The outstanding principal balance of the Convertible Note owned by the Reporting Person as of the date of the Settlement Agreement was $2,995,358.

ITEM 4:  PURPOSE OF TRANSACTION

                  The Common Stock received by the Reporting Person pursuant to the Settlement Agreement is intended by the Reporting Person to be held solely for investment purposes. Except for the transactions involving the Common Stock reported in Item 5(c) herein, and except for the expectation that the Reporting Person may from time to time purchase and/or sell shares of Common Stock (depending upon market conditions, availability or need of funds, and other factors personal to each such Reporting Person), the Reporting Person does not have any present plans or proposals with respect to the Issuer that relate to or could result in the occurrence of any of the following events:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of additional securities of the Issuer;
         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;
         (e) Any material change in the present capitalization or dividend policy of the Issuer;
         (f) Any other material change in the Issuer's business or corporate structure;
         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national

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                  securities association;
         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
         (j)      Any action similar to any of those enumerated above.

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the start of business on Thursday, February 19, 1998, the Reporting Person may be deemed to beneficially own the following numbers of shares of Common Stock:

                                          Number of Shares
                        Name              Personally Owned        Percentage*
                        ----              ----------------        -----------
                  Cameron Capital Ltd.      749,589                    9.1%

                  None of the Controlling Persons beneficially owns shares of Common Stock that are not already attributed to the Reporting Person herein.

         (b) The Reporting Person has sole dispositive discretion with respect to all of the shares of Common Stock beneficially owned by such Reporting Person, as reported in Item 5(a) herein.

         (c) Pursuant to the Settlement Agreement, on February 18, 1998 the Reporting Person converted, its Convertible Note into, in the aggregate, 670,000 shares (post 1 for 10 reverse split) of Common Stock. During the past sixty days, the Reporting Person did not sell or acquire shares of Common Stock.

         (d) and (e) not applicable.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         In February 1997, the Issuer and Cameron entered into a Loan and Security Agreement and related documents, whereby Cameron was issued a Convertible Note by the Issuer in the principal amount of $4 million. In February 1998, Cameron filed a lawsuit against the Issuer and Rubin, alleging breach of contract and breach of fiduciary duty, among other claims.\

         Cameron, the Issuer and Rubin entered into the Settlement Agreement on February 18, 1998. The Settlement Agreement required the Issuer to make a cash payment to Cameron in the amount of $1,300,000 and convert the remaining outstanding principal amount of the Convertible Note into 670,000 shares (post 1 for 10 reverse split) of Common Stock.

--------
* Percentages are calculated in accordance with Rule 13d-3(d)(1) on the basis of 7,604,717 outstanding shares of Common Stock, as reported to the Reporting Person by an authorized representative of the Issuer (as of the filing of this Schedule 13D, the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997 has not been filed, and the Reporting Person has reason to believe that the information on file with the Commission is not current), and as adjusted for the 670,000 shares of Common stock issued, in the aggregate, to the Reporting Person pursuant to the Settlement Agreement.

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ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

         EXHIBIT A
         The Settlement Agreement



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 26, 1998           CAMERON CAPITAL LTD.


                                    By: /s/ Nic Snelling
                                        ----------------------------------------
                                    Name:   Nic Snelling
                                    Title:  Chief Financial Officer

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                                 EXHIBIT INDEX

         EXHIBIT
         NUMBER            DESCRIPTION OF DOCUMENT
         -------           -----------------------
          99.A             Settlement Agreement & Release